

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2013

Via E-mail
Edward Karpowicz
Principal Financial Officer
ProShares Trust II
c/o ProShare Capital Management LLC
7501 Wisconsin Avenue
Suite 1000
Bethesda, MD 20814

> **Re:** **ProShares Trust II**
> **Form 10-K**
> **Filed March 1, 2013**
> **File No. 001-34200**

Dear Mr. Karpowicz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1.   Please tell us how your auditors determined it was not necessary to reference the Schedules of Investments in their audit opinion.

2.   It appears that ProShares Ultra VIX Short-Term Futures should have a (b) and Proshares VIX Short-Term Futures should have an (e) in the audit opinion. Please have your auditors revise their audit opinion.

Financial Statements of ProShares Trust II, page F-130

Combined Statements of Financial Condition, page F-130

3.   We note that you recorded a receivable from capital shares sold as an asset for certain Funds and for the Trust. Please tell us how you determined it was appropriate to record this item as an asset, or tell us how you determined it was not necessary to disclose the payment date in the financial statement footnotes, if payment was received prior to issuing the financial statements. Please refer to paragraph 2 of ASC 505-10-45.

Notes to Financial Statements, page F-134

Note 5 – Organization and Offering Costs, page F-151

4.   Please tell us how you complied with SAB Topic 5A, or tell us how you determined it was appropriate to record offering costs of certain Funds as an expense for certain Funds and for the Trust.

Exhibit 23.1

5.   Please have your auditors revise their consent to clarify that their consent also relates to the financial statements of the Funds.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief